October 16, 2024

Tie (James) Li
Reporting Person
Nature's Miracle Holding Inc.
858 N Central Ave
Upland, CA 91786

       Re: Nature's Miracle Holding Inc.
           Schedule 13D Filed by Tie (James) Li
           Filed July 9, 2024
           File No. 005-94497
Dear Tie (James) Li:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed July 9, 2024
General

1. We have reviewed your response to prior comment one in our letter dated September
       23, 2024. Based on the March 11, 2024 event date, the Schedule 13D filed on April
       17, 2024, using the wrong EDGAR filing codes, was not timely filed.
Please
       supplement your response to prior comment one in our letter dated September 23,
       2024 to advise us why the Schedule 13D filed on April 17, 2024 was not filed within the required five business days after the date of the acquisition. October 16, 2024
Page 2

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions